Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2021 Financial Results

NESS ZIONA, Israel — March 31, 2022 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight”), today reported financial results for the fourth quarter and full year 2021. Foresight ended the fourth quarter of 2021 with $45.7 million in cash, cash equivalent and short-term deposits.

Foresight reported a U.S. generally accepted accounting principles (GAAP) net loss of $15.04 million for the full year 2021, which is approximately 2% less than the GAAP net loss of $15.32 million reported for the full year 2020. Foresight reported a GAAP net loss of $3.72 million for the fourth quarter 2021 and a non-GAAP net loss of $3.27 million for the fourth quarter and $12.57 million for the full year 2021.

“Foresight concluded 2021 with a series of successes that we believe validate our product development roadmap and demonstrate the widespread appeal, and the large potential addressable market, for our stereoscopic vision systems,” said Haim Siboni, CEO of Foresight. “Most notably, we successfully completed a proof-of-concept (POC) project with a leading European vehicle manufacturer, demonstrating the added-value of our QuadSight® solution in converting mono camera-based systems to stereoscopic systems for improved performance. We also made key inroads with a robotic systems developer in North America, as well as a leading Japanese agricultural and heavy equipment manufacturer. We continue to see enthusiastic interest in our solutions across industries and geographies, as companies continue to evaluate the potential benefits of our four-camera vision system.”

“Over the course of 2021, Foresight made important strides in communicating the value and superiority of our technology for the growing autonomous and semi-autonomous vehicle industries. In 2022, we expect to see increased interest as companies in the automotive, defense, agricultural and robotic systems industries consider advanced vision technologies for further development. Finally, we anticipate continued progress for our wholly owned subsidiary, Eye-Net Mobile, and our affiliate, Rail Vision, as leading manufacturers evaluate their technologies for potential integration,” concluded Mr. Siboni.

Fourth Quarter 2021 Financial Results

●	Revenues for the three months ended December 31, 2021 amounted to $80,000. The revenues were generated from the successful completion of the second milestone of a POC project with a European vehicle manufacturer.

●	Research and development (R&D) expenses for the fourth quarter of 2021 were $2,647,000, compared to $2,189,000 in the fourth quarter of 2020. The increase is attributed mainly to an increase in payroll and related expenses and offset by participation in R&D expenses from the European Horizon 2020 project.

●	General and administrative (G&A) expenses for the fourth quarter of 2021 were $986,000, compared to $793,000 in the fourth quarter of 2020. The increase is attributed primarily to an increase in payroll and related expenses, in professional services and in directors and officer’s insurance premiums.

●	GAAP net loss for the fourth quarter of 2021 was $3,726,000, or $0.012 per ordinary share, compared to a GAAP net loss of $3,964,000, or $0.015 per ordinary share, in the fourth quarter of 2020.

●	Non-GAAP net loss for the fourth quarter of 2021 was $3,272,000, or $0.10 per ordinary share, compared to a non-GAAP net loss of $3,712,000, or $0.014 per ordinary share, in the fourth quarter of 2020. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Full Year 2021 Financial Results

●	R&D expenses, net for the full year ended December 31, 2021, were $10,170,000, compared to $8,563,000 for the full year ended December 31, 2020. The increase is attributed mainly to an increase in payroll and related expenses, in subcontracted work provided to us and in rent and office expenses, partially offset by participation in R&D expenses from the European Horizon 2020 project.

●	G&A expenses for the full year ended December 31, 2021, were $3,980,000, compared to $3,005,000 for the full year ended December 31, 2020. The increase is attributed mainly to an increase in payroll and related expenses, in professional services and in Directors and Officers insurance premium.

●	GAAP net loss for the full year ended December 31, 2021, was $15,036,000, or $0.047 per ordinary share, compared to a GAAP net loss of $15,324,000, or $0.07 per ordinary share, for the full year ended December 31, 2020.

●	Non-GAAP net loss for the full year ended December 31, 2021, was $12,572,000, or $0.039 per ordinary share, compared to a non-GAAP net loss of $14,162,000, or $0.064 per ordinary share, for the full year ended December 31, 2020.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $45.7 million as of December 31, 2021, compared to $43.9 million as of December 31, 2020.

●	GAAP total equity totaled $48.6 million as of December 31, 2021, compared to $47.1 million as of December 31, 2020. The increase is attributed to the receipt of proceeds from the securities offerings completed during the first quarter of 2021 and option exercises, offset by the net loss for the same period.

Fourth Quarter Corporate Highlights:

●	Foresight Successfully Completes POC Project with Leading European Vehicle Manufacturer: In December, Foresight announced the successful completion of the second phase of a proof of concept (POC) project with a leading European passenger car manufacturer. Total revenue for the entire project totaled $120,000, and the parties are discussing potential future steps which may include a joint development project followed by potential commercialization.

●	QuadSight System Evaluated by Leading Japanese Agricultural and Heavy Equipment Manufacturer: Foresight announced in October the sale of a prototype of its QuadSight four-camera vision system to a leading Japanese manufacturer of agricultural and heavy equipment. The equipment manufacturer will evaluate Foresight’s stereoscopic capabilities for use in fully autonomous tractors, with thermal stereoscopic technology potentially addressing the challenges posed by dust and fertilizer particles, harsh weather, sun glare and complete darkness.

●	Foresight Completes U.S. Technological Roadshow for Vehicle Manufacturers and Tier One Suppliers: In November, Foresight successfully completed a two-week technological roadshow in the United States, performing 19 technological demonstrations for top American and global vehicle manufacturers, Tier One suppliers, and autonomous systems developers. The technological demonstrations were carried out in the Silicon Valley area and in Detroit, in collaboration with leading intelligent sensing solutions company Teledyne FLIR.

●	Eye-Net Mobile Begins Pilot Project with Leading European Cellular Service Provider: In November 2021, Foresight announced that its wholly-owned subsidiary, Eye-Net Mobile, will begin a pilot project with a leading European cellular service provider. The cellular provider will evaluate the software development kit configuration and performance of the Eye-Net Protect vehicle-to-everything accident prevention solution. The cellular provider also intends to demonstrate the solution to its business partners. Successful evaluation of the accident prevention solution may lead to the cellular service provider offering the Eye-Net solution to its customers.

●	Foresight Announces QuadSight Sale to North American Robotic Systems Developer: In October, Foresight announced the sale of a prototype of its QuadSight four-camera vision system to a leading North American robotic systems developer. The robotic systems developer will evaluate the technology for potential integration in autonomous vehicles solutions for the agricultural, aerospace, mining and security industries.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Automotive Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development, and commercialization of sensor systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that its successes at the end of 2021 validate its product development roadmap and demonstrate the widespread appeal, and the large potential addressable market, for its stereoscopic vision systems, that it continues to see enthusiastic interest in its solutions across industries and geographies, as companies continue to evaluate the potential benefits of its four-camera vision system, that in 2022, it expects to see increased interest as companies in the automotive, defense, agricultural and robotic systems industries consider advanced vision technologies for further development and that it anticipates continued progress for its wholly owned subsidiary, Eye-Net Mobile, and its affiliate, Rail Vision, as leading manufacturers evaluate their technologies for potential integration. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2021	As of December 31, 2020
ASSETS

Current assets:
Cash and cash equivalents	$28,073	$38,772
Restricted cash	115	-
Short term deposits	17,513	5,166
Marketable equity securities	12	42
Other receivables	660	401
Total current assets	46,373	44,381

Non-current assets:
ROU asset	2,594	1,104
Investment in equity securities	4,011	4,011
Fixed assets, net	503	427
	7,108	5,542

Total assets	$53,481	$49,923

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$253	$391
Operating lease liability	587	427
Other accounts payables	1,865	1,207
Total current liabilities	2,705	2,025

Non-current liabilities:
Operating lease liability	2,143	853

Total liabilities	4,848	2,878

Shareholders’ equity:

Ordinary shares of NIS 0 par value;	-	-
Additional paid-in capital	128,209	111,739
Accumulated deficit	(79,804)	(64,768)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	48,405	46,971
Non-Controlling Interest	228	74
Total equity	48,633	47,045

Total liabilities and shareholders’ equity	$53,481	$49,923

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020
Service revenues	120	-	80	-

Cost of revenues	67	-	32	-

Gross profit	53	-	48	-

Research and development expenses, net	(10,170)	(8,563)	(2,647)	(2,189)

Marketing and sales	(1,848)	(1,268)	(530)	(295)

General and administrative expenses	(3,980)	(3,005)	(987)	(793)

Operating loss	(15,945)	(12,836)	(4,116)	(3,277)

Equity in net loss of an affiliated company	-	(2,718)	-	(719)

Financing income (expenses), net	909	179	390	(19)

Net loss	(15,036)	(15,375)	(3,726)	(4,015)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020

Net cash used in operating activities
Loss for the Period	(15,036)	(15,375)	(3,726)	(4,015)

Adjustments to reconcile profit to net cash used in operating activities:	2,911	3,880	409	1,028

Net cash used in operating activities	(12,125)	(11,495)	(3,317)	(2,987)

Cash Flows from Investing Activities
Changes in short term deposits	(12,347)	67	(789)	(24)
Proceed from sales of marketable equity securities	-	68	-	-
Purchase of fixed assets	(235)	(50)	(118)	(2)

Net cash provided by (used in) investing activities	(12,582)	85	(907)	(26)

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	13,508	45,017	-	32,088
Proceeds from exercise of warrants	595	-	-	-
Proceeds from exercise of options	57	263	-	263

Net cash provided by financing activities	14,160	45,280	-	32,351

Effect of exchange rate changes on cash and cash equivalents	(37)	75	84	39

Increase (decrease) in cash and cash equivalents and Restricted cash	(10,584)	33,945	(4,140)	29,377
Cash and cash equivalents and Restricted cash at the beginning of the period	38,772	4,827	32,328	9,395

Cash and cash equivalents and Restricted cash at the end of the period	28,188	38,772	28,188	38,772

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020
Share-based payment	2,464	1,162	422	252
Depreciation	159	254	41	62
Equity in loss of an affiliated company	-	2,718	-	719
Revaluation of marketable equity securities	30	(87)	5	(23)
exchange rate changes on cash and cash equivalents	37	(75)	(84)	(39)
Changes in assets and liabilities:
Decrease (increase) in other receivables	(259)	212	15	45
Increase (decrease) in trade payables	(138)	(296)	(25)	14
Change in operating lease liability	(33)	60	74	75
Increase (decrease) in other accounts payable	651	(68)	(39)	(77)

Adjustments to reconcile loss to net cash used in operating activities	2,911	3,880	409	1,028

Supplemental cash flow information related to operating leases was as follows:

	Year ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Cash payments for operating leases	460	449	126	132
New operating lease assets obtained in exchange for operating lease liabilities	1,824	171	814	70

	Year ended		Three months ended
Non-Cash activities	December 31,		December 31,
	2021	2020	2021	2020
Accrued issuance expenses recorded in equity	-	310	-	310

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2021	2020	2021	2020
GAAP operating loss	(15,945)	(12,836)	(4,116)	(3,277)
Share-based compensation in cost of services	5	-	5	-
Share-based compensation in research and development	1,161	469	244	95
Share-based compensation in sales and marketing	169	62	24	16
Share-based compensation in general and administrative	1,129	631	149	141
Non-GAAP operating loss	(13,481)	(11,674)	(3,694)	(3,025)

GAAP net loss	(15,036)	(15,375)	(3,726)	(4,015)
Share-based compensation expenses	2,464	1,162	422	252
Non-GAAP net loss	(12,572)	(14,213)	(3,304)	(3,763)